[redacted]

Rec'd 10/31/06 CM

SECI 06050453 IMISSION

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: eSpeed Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

Deloitte.

X

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of eSpeed Securities, Inc.:

We have audited the accompanying statement of financial condition of eSpeed Securities, Inc. (the "Company") as of December 31, 2005, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of eSpeed Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2006

eSpeed Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005
(in thousands, except share data)

Assets

Cash	$ 10,079
Reverse repurchase agreements with related parties	32,753
Total cash and cash equivalents	42,832
Loan receivable from Parent	55,000
Receivable from related parties	46
Other	89
Total assets	$ 97,967

Liabilities and Stockholder's Equity

Payable to related parties	$ 1,010
Stockholder's Equity:	
Common stock, $.01 par value; 3,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	87,900
Retained earnings	9,057
Total stockholder's equity	96,957
Total liabilities and stockholder's equity	$ 97,967

See notes to financial statements.

1. General and Summary of Significant Accounting Policies

Basis of Presentation: eSpeed Securities, Inc. (the "Company") is a wholly-owned subsidiary of eSpeed, Inc. (the "Parent", or together with each of its subsidiaries, the "eSpeed entities"), a publicly-traded company which is a subsidiary of Cantor Fitzgerald, L.P. ("CFLP", or together with its affiliates, "Cantor").

The eSpeed entities primarily engage in the business of operating interactive electronic marketplaces designed to enable market participants to trade financial and non-financial products more efficiently and at a lower cost than traditional trading environments permit. The Company serves as agent for all of the eSpeed entities in their transactions in the United States associated with corporate, municipal and other debt securities, exclusive of U.S. Treasury and Agency securities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in these financial statements.

Transaction Revenues: Securities transactions and the related transaction revenues are recorded on a trade date basis.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell ("Reverse Repurchase Agreements"). Reverse Repurchase Agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount deposited. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return amounts deposited when appropriate.

Income Taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and other subsidiaries of the Parent. State and local income taxes have been provided on a separate entity basis at the effective tax rate of the Parent's combined group filing. In accordance with the terms of an informal tax allocation agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

2. Related Party Transactions

At December 31, 2005, the Company's Reverse Repurchase Agreements were transacted on an overnight basis with Cantor. Under the terms of these agreements, the securities collateralizing the Reverse Repurchase Agreements are held under a custodial arrangement with a third-party bank and are not permitted to be resold or repledged. The fair value of such collateral at December 31, 2005 was $35,380. For the year ended December 31, 2005, interest income of $1,399 was recorded on these transactions.

Under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") among the eSpeed entities and Cantor, the eSpeed entities own and operate the electronic trading system and are responsible for providing electronic brokerage services, and Cantor provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. The eSpeed entities and Cantor share revenues derived from transactions effected in the marketplaces in which they collaborate and other specified markets. In general, the Company earns 50-65% of certain transaction revenues for fully electronic transactions and 7% of the transaction revenues for voice-assisted brokerage transactions.

Pursuant to guidance contained in the Financial Accounting Standards Board's Emerging Issues Task Force Abstract No. 99-19, the Company's fully electronic transactions are reflected net of the fulfillment services fees that are paid to related parties. Fully electronic transactions are reflected as transactions with related parties because they are implemented pursuant to the Joint Services Agreement entered into with related parties.

Under an Administrative Services Agreement dated December 15, 1999, Cantor provides various administrative services to the eSpeed entities, including accounting, tax, sales and marketing, legal and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct and indirect costs of providing such services and are determined based upon the time incurred by the individual performing such services. Management believes that this allocation methodology is reasonable. At management's discretion, the Parent has continued to pay certain expenses related to compensation of the Company's personnel. The Administrative Services Agreement has a three-year term, which will renew automatically for successive one-year terms unless cancelled upon six months' prior notice by either the eSpeed entities or Cantor. For the year ended December 31, 2005, the Company incurred administrative fees for such services of $121. In addition, at December 31, 2005, there were related party receivables and payables with affiliates of $55,046 and $1,010, respectively, including a loan receivable from the Parent of $55,000. For the year ended December 31, 2005, interest income of $1,128 was charged to the Parent using the unsecured loan interest rate provided by the Company's primary financial institution.

Pursuant to an informal expense sharing agreement, the Parent allocates to the Company expenses incurred related to the Company's business expenses. These costs amounted to substantially all of the expenses in the Company's Statement of Income.

The services provided under the Administrative Services Agreement are related party transactions because Cantor owns and controls the Parent. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Company did not obtain such services from Cantor.

3. Income Taxes

The provision for income taxes consists of (in thousands):

Federal	$	979
State		154
Total	$	1,133

The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to the net effect of non-deductible business expenses, state and local income taxes and non-taxable interest income.

There were no items that gave rise to deferred taxes during the year ended December 31, 2005.

4. Commitments and Contingent Liabilities

Risk and uncertainties: The majority of the Company's revenues consist of transaction fees earned from Cantor based on fixed percentages of certain commissions paid to Cantor. Consequently, any reductions in the amounts of such commissions paid to Cantor could have a material adverse effect on the Company's most significant source of revenues. In addition, the Company's and Cantor's revenues could vary based on the transaction volume of the global financial markets.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition or statement of income of the Company.

5. Regulatory Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $41,911, which was $41,844 in excess of its required net capital. The Company's net capital ratio was .02 to 1.

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